Exhibit 14.13

POLICY FOR THE RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

1.Introduction

The Board of Directors (the "Board") of Navigator Holdings Ltd. (the “Company”) has adopted this policy, which provides for the recovery of certain executive compensation in the event of certain accounting restatements (the "Policy").

This Policy is designed to comply with Section 10D, as implemented by Rule 10D-1, of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and is made in accordance with the applicable rules of the New York Stock Exchange (“NYSE”) Listed Company Manual (the “NYSE Rules”).

2.Covered Executives

This Policy applies to the Company's current and former executive officers, as determined by the Board in accordance with Section 10D of the Exchange Act and the NYSE Rules, who, for the avoidance of doubt, will include, at a minimum, executive officers identified pursuant to 17 C.F.R. 229.401(b), and such other senior executives/employees who may from time to time be deemed subject to the Policy by the Board ("Covered Executives").

This Policy shall be binding and enforceable against all Covered Executives, as described herein, and, to the extent required by applicable law or guidance from the United States Securities and Exchange Commission (the “SEC”) or the NYSE, Covered Executives’ beneficiaries, heirs, executors, administrators or other legal representatives.

3.Recovery of Erroneously Awarded Compensation

In the event the Company is required to prepare an accounting restatement of its financial statements due to the Company's material non-compliance with any financial reporting requirement under applicable securities law1s, as determined by the Audit Committee and promptly reported to the Board, the Board will determine the amount of Erroneously Awarded Incentive Compensation (defined below) and the Company will notify each Covered Executive who received Erroneously Awarded Incentive Compensation of the amount of Erroneously Awarded Incentive Compensation received by such Covered Executive and will require reimbursement or forfeiture of not less than the full amount of any Erroneously Awarded Incentive Compensation received by any Covered Executive, except to the extent determined impracticable in Section 7 below.

Any such recovery shall apply to Incentive Compensation Eligible for Recovery paid during the three (3) completed fiscal years immediately preceding the date on which the Audit Committee concludes, or reasonably should have concluded, that the Company is required to prepare an accounting restatement described above, or, if earlier, the date a court, regulator or other legally authorized body directs the Company to prepare an accounting restatement described above, and, if the Company changes its fiscal year, any transition period of less than nine (9) months within or immediately following those three completed fiscal years (the “Recovery Period”).

Any recovery under this Policy shall be made reasonably promptly and in accordance with the Exchange Act and NYSE Rules.

4.Incentive Compensation and Financial Reporting Measures

For purposes of this Policy:

1 1 Including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (a “Big R” restatement), or that would result in a material misstatement if the error was corrected in the current period or left uncorrected in the current period (a “little r” restatement).

“Incentive Compensation” means any compensation that is granted, earned, or vested based wholly or in part on the attainment of a Financial Reporting Measure, including, but not limited to, the following:
a.Annual bonuses and other short- and long-term cash incentives;
b.Share options;
c.Restricted shares;
d.Restricted share units; and
e.Performance shares.

“Incentive Compensation Eligible for Recovery” means Incentive Compensation received by an individual:

a.after beginning service as a Covered Executive;
b.who served as a Covered Executive at any time during the performance period for the applicable Incentive Compensation (regardless of whether such individual is serving as a Covered Executive at the time the Erroneously Awarded Incentive Compensation is required to be repaid);
c.while the Company had a class of securities listed on a national securities exchange or a national securities association;
d.during the applicable Recovery Period; and
e.after the Effective Date.

“Financial Reporting Measures” includes measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and all other measures that are derived wholly or in part from such measures. Share price and total shareholder return (and any measures that are derived wholly or in part from share price or total shareholder return) shall, for purposes of this Policy, be considered Financial Reporting Measures. For the avoidance of doubt, a Financial Reporting Measure need not be presented in the Company’s financial statements or included in a filing with the SEC.

5.Erroneously Awarded Incentive Compensation – Amount Subject to Recovery

The amount to be recovered will be the excess of the Incentive Compensation Eligible for Recovery paid to the Covered Executive based on the erroneous data over the Incentive Compensation Eligible for Recovery that would have been paid to the Covered Executive had it been based on the restated results (calculated without regard to any taxes paid), as determined by the Board (the “Erroneously Awarded Incentive Compensation”).

If the Board cannot determine the amount of Erroneously Awarded Incentive Compensation received by the Covered Executive directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement.

The Company shall promptly notify each Covered Executive with a written notice containing the amount of any Erroneously Awarded Incentive Compensation and a demand for repayment or return of such compensation, as applicable.

6.Method of Recovery

The Board will determine, in its sole discretion, the method for recouping Erroneously Awarded Incentive Compensation hereunder which may include, without limitation:
a.requiring reimbursement of cash Incentive Compensation Eligible for Recovery previously paid;
b.seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;
c.offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Executive;
d.cancelling outstanding vested or unvested equity awards; and/or

a.taking any other remedial and recovery action permitted by law, as determined by the Board.

7.Impracticality

The Board shall recover any Erroneously Awarded Incentive Compensation in accordance with this Policy, unless such recovery would be duplicative of compensation recovered by the Company from the Covered Executive pursuant to Section 304 of the Sarbanes-Oxley Act or would be impracticable, as determined by the Board in accordance with Rule 10D-1 of the Exchange Act and the NYSE Rules, and any of the following conditions are satisfied:
a.The Board has determined that the direct expenses paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before making this determination, the Company must make a reasonable attempt to recover the Erroneously Awarded Incentive Compensation, documented such attempt(s) and provided such documentation to the NYSE, where required; or
b.Recovery would violate home country law where that law was adopted prior to November 28, 2022, provided that, before determining that it would be impracticable to recover any amount of Erroneously Awarded Incentive Compensation based on violation of home country law, the Company has obtained an opinion of home country counsel, acceptable to the NYSE, that recovery would result in such a violation and a copy of the opinion is provided to NYSE; or
c.Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended, and regulations thereunder.

8.No Indemnification

The Company shall not insure or indemnify any Covered Executive against the loss of any Erroneously Awarded Incentive Compensation that is repaid, returned or recovered in accordance with the terms of this Policy, or for any claims relating to the Company’s enforcement of any of its rights under this Policy.

The Company shall not enter into any agreement or arrangement that exempts any Incentive Compensation that is granted, paid or awarded to any Covered Executive from the application of this Policy or that waives the Company’s right to recover any Incentive Compensation Eligible for Recovery.

9.Other Recovery Rights

The Board intends that this Policy will be applied to the fullest extent of the law. The Board may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy.

Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.

10.Disclosure Requirements

The Company shall file all disclosures with respect to this Policy required by applicable SEC filings and rules.

11.Interpretation

The Board is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act and any applicable rules or standards adopted by the SEC or the NYSE.

12.Amendment and Termination

The Board may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to reflect final regulations adopted by the SEC under Section 10D of the Exchange Act and to comply with any rules or standards adopted by the NYSE. The Board may terminate this Policy at any time.
Notwithstanding anything to the contrary, no amendment or termination of this Policy shall be effective if such amendment or termination would cause the Company to violate any federal securities laws, SEC rule or NYSE Rule.

13.Effective Date

This Policy shall be effective as of July 12, 2023 (the "Effective Date") and shall apply to Incentive Compensation that is approved, awarded or granted to Covered Executives on or after that date.

14.Policy Administration

This Policy shall be administered by the Board or, if so designated by the Board, the Compensation Committee of the Board (if composed entirely of independent directors), in which case, references herein to the Board shall be deemed to be references to the Compensation Committee. Any determinations made by the Board shall be final and binding on all affected individuals.

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